12g3-2(b) File No. 82 -4965

03 FEB 25 AM 7:21

03007515

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

16 January 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 3/14

mobistar

12g3-2(b) File No. 82-4965

Press release
15/1/2003
Mobistar net profit 2002 slightly higher than forecast

Brussels, 15 January 2003 – **Mobistar once again strengthened its presence in Belgium during 2002, with 2,305,390 active customers at the end of December, which represents a growth of over 6.5% in the year. During the last quarter Mobistar achieved net growth of 75,000 customers. The breakdown between prepaid and postpaid remained stable. Mobistar ended 2002 with consolidated turnover of almost 1 billion euro. The net profit will be slightly better than forecast in November 2002.**

After three months of mobile number portability, Mobistar is still the only operator benefiting from the operation, with more than 20,000 net additional customers. These have swelled the postpaid Mobistar customer base.

The ARPU ("Average Revenue Per User") grew very strongly. The ARPU continued to grow during the second half, both for prepaid and postpaid customers. For the year 2002 as a whole, Mobistar reported an average ARPU of 33.5 euro per month per active customer, which represents growth of 8.5% in comparison with the ARPU for 2001 (30.9 euro per month and per active customer).

Mobistar will go into its financial results in more detail on 27 February 2003 (1). It already appears that Mobistar's net profit for the 2002 tax year will be slightly higher than had been initially forecast.

Key Figures Mobistar Group	**2001**	**2002**	**%**
Total Turnover (mio EURO)	865.7	997.5	+15.2%
Active Customers (end of year)	2,163,976 (2)	2,305,390	+6.5%
Average Total ARPU (EURO/month)	30.9	33.5	+8.4%

(1) A press release will be sent on Thursday 27 February 2003 after the financial markets close.
(2) Last year Mobistar reported 2,203,000 active customers for the entire year 2001 including 39,024 suspended postpaid customers. This year, the figures for 2001 and 2002 represent the number of active customers without suspended customers.

Mobistar N.V. S.A. - Kolonel Bourgstraat 149 Rue Colonel Bourg - Brussel B-1140 Bruxelles